November 27, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC

RE:	TerreStar Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007

Form 10-Q for the quarter ended March 31, 2007
File No. 0-23044

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings of TerreStar Corporation (formerly known as Motient Corporation) (the “Company”), given in the Staff’s letter dated October 10, 2007 and subsequent conference call held on November 14, 2007. On behalf of the Company, I am writing to provide additional information to the comments. The bold, italicized, numbered paragraphs and headings below are taken from your comment letter, and our response to each such comment follows in plain text.

Annual Report filed on Form 10-K for the year ended December 31, 2006

3.	We note from your response letter dated June 26, 2007 that you accounted for your investment in MSV under the equity method following the guidance in EITF D-46. Although the staff understands that practice has generally viewed investments of more than 3 to 5 percent to be more than minor, it is unclear to us how you determined that you have influence over MSV’s operating and financial policies. While typically the right to exercise influence is derived from the limited partnership interests held, based on the specifics of this transaction it is unclear whether the investments held in MSV are such that you have significant influence. Further, in your response to comment 4, in the letter dated June 26, 2007 you state,”…the Exchange Transaction was negotiated…to give…SkyTerra complete control of MSV…. Moreover, with respect to MSV, Motient had no ownership in MSV’s general partner, MSV GP Inc., and had no ability to name directors in such entity. Accordingly….Motient exercised no control or significant influence at MSV”. In light of your previous responses, please provide us with additional information to support your ability to exercise influence through your existing investment in MSV at December 31, 2006 and March 31, 2007. Your discussion should focus on the actual rights you continue to have based upon the ownership in MSV at both December 31, 2006 and March 31, 2007, rather then a citation of the percentage of limited partnership interests held.

Per your request on our recent conference call, we hereby provide the following additional information:

SAB Staff Accounting Bulletin No. 99 notes “Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is – a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

SAB Staff Accounting 99 further notes: “Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	whether the misstatement masks a change in earnings or other trends

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	whether the misstatement changes a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	whether the misstatement involves concealment of an unlawful transaction.”

For the quarter ended June 30, 2007, the quarterly and year to date pass through losses and amortization, including our pass through share of stock compensation expense, were $1,594,000 and $4,610,000 respectively. For the quarter ended September 30, 2007, the quarterly and year to date pass through losses were $1,595,000 and $6,205,000 respectively.

The company is in the process of converting our remaining MSV partnership units to SkyTerra shares during this quarter, so by the end of the year we will no longer hold any MSV units and would not record any equity method pass though losses in the future.

4.	We note from your response to comment 2, in the letter dated August 15, 2006, that following the exchange agreed to in May 2006 which occurred in September 2006 and February 2007 you were contractually obligated to distribute 30 million shares of SkyTerra’s stock to your shareholders. Tell us why you don’t believe you were required as of September 2006 to record a dividend liability in your financial statements. While we understand this dividend has not yet been declared, given the legal obligation to distribute these shares to your shareholders, it is unclear why you have not incurred a liability at the date you take receipt of these shares.

The Company has indicated in its filings with the SEC that it intends to use its commercially reasonable efforts to pay a dividend (the “Dividend”) of certain of the shares of common stock of SkyTerra Communications, Inc. (“SkyTerra”) held by it to the Company’s stockholders. The Company may be unable to or it may elect not to pay the dividend of the shares of common stock of SkyTerra held by it due to (1) restrictions on the ability to pay dividends under the Delaware General Corporation Law (the “DGCL”), (2) questions regarding the validity of its Series A Cumulative Convertible Preferred Stock (the “Series A Preferred”), or (3) if the Company believes that it is no longer in the best interests of it and its stockholders to pay the Dividend. The Company may seek to amend its obligations under the Exchange Agreement dated May 6, 2007 between the Company, SkyTerra and Motient Ventures Holding Inc., a wholly-owned subsidiary of the Company pursuant to which the Company agreed to use its commercially reasonable efforts to pay the Dividend.

Under the DGCL, the Company may pay dividends upon shares of its capital stock only (1) out of its surplus or (2) in the case that the Company does not have surplus, out of its net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Surplus is defined as the excess of a corporation’s net assets over the company’s capital as determined in accordance with Sections 154 and 244 of the DGCL. In the case of paying dividends out of net profits, Section 170 of the DGCL provides that dividends out of net profits may not be paid where capital representing shares of preferred stock is impaired. The determination as to whether a company has a surplus or net profits enabling it to pay a dividend would be made at the time of a proposed distribution. In the event that the questions regarding the validity of the Series A Preferred are resolved (as described in further detail below) and the Company is no longer restricted from paying the Dividend due to the terms of the Series A Preferred, the Company may not be in a position where it can legally pay the Dividend due to matters of Delaware law. The holder of the Company’s Series A Preferred has filed a lawsuit against the Company questioning the validity of the Series A Preferred. Due to the question regarding the validity of the Series A Preferred, the Company has been unable to obtain the necessary consents of its independent auditors required to have a registration statement covering the resale of shares of the Company’s common stock issuable upon conversion of the Series A Preferred declared effective by the SEC. Pursuant to Section 4(f) of the Certificate of Designations of the Series A Cumulative Convertible Preferred Stock, the Company is not permitted to pay any dividends to holders of its common stock unless a registration statement registering the resale of the shares of common stock issuable upon conversion of the Series A Preferred has been filed with the Securities and Exchange Commission and is effective on the date the Company’s Board of Directors declares such dividend or other distribution. Therefore, until such time as the Series A Preferred is no longer outstanding or questions regarding the validity of the Series A Preferred have been resolved, the Company is unable to pay the Dividend.

Pursuant to Section 4.8 of the Exchange Agreement, the Company has agreed to “use its commercially reasonable efforts to take all steps necessary to pay the dividend of the SkyTerra Shares (as defined therein) to the Motient Common Stockholders (as defined therein) promptly following the Initial Closing (as defined therein). Due to the uncertainty regarding the validity of the Series A Preferred discussed above, the Company has been unable to pay the Dividend since September 25, 2006, the closing date of the transactions contemplated by the Exchange Agreement. In the event the Company believes that it is no longer in the best interests of it and its stockholders to pay the Dividend, it may enter into discussions with SkyTerra to attempt to amend its obligations under the Exchange Agreement such that the Company is no longer required to use its commercially reasonable efforts to pay the Dividend. The Company may seek to pay a dividend of less than all of the shares of SkyTerra common stock contemplated by the Dividend or it may seek to terminate its obligation to use its commercially reasonable efforts to pay the dividend entirely.

Due to the uncertainty of our ability to pay the Dividend for the foregoing reasons, we do not believe that it is appropriate to record a dividend liability in our financial statements with respect to the dividend of our SkyTerra shares.

The Company hereby acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at (703) 483-7803 if you have further questions.

Sincerely,

/s/ Neil L. Hazard
Neil L. Hazard
Chief Financial Officer
TerreStar Corporation